Exhibit 99.1

Interstate Hotels & Resorts Acquires Hilton Hotel in Arlington, Texas
Accelerates Existing Blackstone Termination Fees

ARLINGTON, Va., October 19, 2006 — Interstate Hotels & Resorts (NYSE: IHR), the nation’s largest independent hotel management company, today announced that it has acquired the 308-room Hilton hotel in Arlington, Texas from Alcor Holdings, LLC, an affiliate of The Blackstone Group (Blackstone) for $36.3 million, or $118,000 per key. It is the company’s fourth wholly owned hotel acquisition since early 2005.

Following completion of the acquisition, Interstate plans to invest $2.3 million of renovation capital over the next one to two years at the property, which will include the refurbishment of two-and-a-half guestroom floors not completed during a recent renovation program by prior ownership.

In conjunction with the acquisition, Interstate closed on a $24.7 million, non-recourse mortgage loan with UBS Real Estate Securities, Inc. The variable rate loan has an interest rate of LIBOR plus 135 basis points and has an initial term of three years, with two, one-year extensions.

In connection with Interstate’s acquisition of this hotel, Blackstone agreed to accelerate, on a present value basis, the remaining $14.5 million payment of termination fees for hotels where Blackstone terminated its management agreement with Interstate on or before October 1, 2006. These termination fees will be recorded in the third quarter of 2006. Of the total $14.5 million, $1.8 million had been included in the company’s previously issued guidance for full-year 2006 and was projected to be recorded in the fourth quarter. The remaining $12.7 million was projected to be recorded in 2007 and beyond. Interstate continues to manage 39 hotels for Blackstone.

“This is a very unique transaction that allows us to acquire a great property that we currently manage at a very competitive price, using management termination fees as currency,” said Thomas Hewitt, chief executive officer of Interstate Hotels & Resorts. “The property is a high-quality, full-service hotel in very good physical condition in a high-growth area of Dallas with minimal new supply anticipated for at least the next three years. The hotel has experienced double-digit RevPAR growth over the last two years. Although it will be difficult to continue that trend, we do expect solid RevPAR growth to continue, especially considering the new local demand generators being developed, including the new Dallas Cowboys stadium and Arlington convention center, and the growing number of corporate offices in the area.”

According to Leslie Ng, Interstate’s chief investment officer, the previous owners had invested $5 million in upgrades, including the renovation of the lobby area and majority of the guest rooms. “With the additional investment of $2.3 million, which will complete the refurbishment of the remaining guest rooms, and our continued focus on controlling operating costs, we fully expect the Hilton Arlington to reach its full potential and assume the leadership position in this fast-growing market.”

Located at 2401 East Lamar Boulevard, the Hilton Arlington is centrally located between Dallas and Ft. Worth, convenient to DFW International Airport, as well as such popular area attractions as Texas Rangers stadium, Six Flags Over Texas, Hurricane Harbor waterpark and Lone Star Park thoroughbred racetrack. Guest rooms feature Hilton’s signature Suite Dreams luxury bedding package. Among the hotel amenities are a full-service restaurant, an outdoor pool, sauna and Jacuzzi, health club, and business center, as well as 11,000 square feet of meeting space that can accommodate groups of up to 600.

“Acquisitions remain an integral part of our strategy to diversify our revenue base and maximize our shareholder returns,” Hewitt said. “We continue to seek sliver equity opportunities and joint venture partnerships, in addition to wholly owned assets.”

As of September 30, Interstate Hotels & Resorts operated 232 hospitality properties with more than 52,000 rooms in 40 states, the District of Columbia, Canada, and Russia. BridgeStreet Worldwide, an Interstate Hotels & Resorts subsidiary, is one of the world’s largest corporate housing providers. BridgeStreet and its network of Global Partners offer more than 10,000 corporate apartments located in more than 100 MSAs throughout the United States and internationally. For more information about Interstate Hotels & Resorts, visit the company’s Web site: http://www.ihrco.com.

This press release contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, about Interstate Hotels & Resorts, including those statements regarding future operating results and the timing and composition of revenues, among others, and statements containing words such as “expects,” “believes” or “will,” which indicate that those statements are forward-looking, although not all forward- looking statements will contain such words. Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the volatility of the national economy, changes in business and leisure travel patterns or levels, fuel cost, economic conditions generally and the hotel and real estate markets specifically, international and geopolitical instability, health concerns, threatened or actual terrorist attacks, governmental actions, legislative and regulatory changes, availability of debt and equity capital, interest rates, competition, weather conditions or natural disasters, changes in supply and demand for lodging facilities in our current and proposed market areas, and the Company’s ability to manage integration and growth. Additional risks are discussed in Interstate Hotels & Resorts’ filings with the Securities and Exchange Commission, including Interstate Hotels & Resorts’ annual report on Form 10-K for the year ended December 31, 2005.

Contact:

Carrie McIntyre

SVP, Treasurer

(703) 387-3320

SOURCE Interstate Hotels & Resorts